NEWS RELEASE
LACLEDE GAS

                                              Contact:  Richard N. Hargraves
                                                        (314) 342-0652

FOR IMMEDIATE RELEASE
January 28, 1999

     Laclede Gas Company today released the attached Statement of Consolidated Income for the twelve months ended December 31, 1998, which includes the first quarter of the Company's Fiscal 1999.

     Weather has a significant impact on the use of heating energy, the sale of which is Laclede's primary business. Not only did warmer-than-normal temperatures adversely impact Laclede's earnings during the first quarter of this winter, but colder-than-normal temperatures last year magnify a period-to-period comparison. During the quarter ended December 31, 1998, a period when temperatures in Laclede's service area were 14% warmer than normal and 20% warmer than last year, earnings were $.55 per share, compared with $.78 per share during the same period last year.

     Earnings for the twelve-month period encompassing calendar 1998 -- which has been called the warmest year in recorded global history and was 18% warmer than calendar 1997, and which included warmer-than-normal quarters from both last winter and this one -- were $1.36 per share, compared with $1.70 per share in calendar 1997. The decrease is largely due to weather-related lower gas sales and customer consumption, partially offset by lower operating and depreciation expenses.

     Revenues for calendar 1998 were $497.3 million, compared with $608.6 million in calendar 1997. This decrease reflects not only the previously mentioned lower sales levels but also significantly lower wholesale gas costs, which are passed on to Laclede's customers.













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                                UNAUDITED

STATEMENTS OF CONSOLIDATED INCOME

Laclede Gas Company
and Subsidiary Companies
(In Thousands, Except Per Share Amounts)
                                    Three Months Ended    Twelve Months Ended
                                        December 30,          December 30,
                                      1998       1997       1998       1997
                                      ----       ----       ----       ----
Utility Operating Revenues          $149,696  $199,667    $497,258   $608,634
                                    ------------------    -------------------

Utility Operating Expenses:
  Natural and propane gas             86,648   126,309     272,098    359,871
  Other operation expenses            23,649    22,659      87,119     92,082
  Maintenance                          5,057     4,942      18,780     18,640
  Depreciation and amortization        5,285     6,601      23,988     26,016
  Taxes, other than income taxes      10,517    12,742      41,548     47,860
  Income taxes                         5,064     8,153      11,844     16,722
                                    ------------------    -------------------
  Total Utility Operating Expenses   136,220   181,406     455,377    561,191
                                    ------------------    -------------------
Utility Operating Income              13,476    18,261      41,881     47,443
Miscellaneous Income and Income
  Deductions - Net                     1,535       867       3,164      2,165
                                    ------------------    -------------------
Income Before Interest Charges        15,011    19,128      45,045     49,608
                                    ------------------    -------------------
Interest Charges:
  Interest on long-term debt           3,347     3,853      14,291     14,480
  Other interest charges               1,957     1,642       6,788      5,135
                                    ------------------    -------------------
    Total Interest Charges             5,304     5,495      21,079     19,615
                                    ------------------    -------------------
Net Income                             9,707    13,633      23,966     29,993
Dividends on Preferred Stock              24        24          97         97
                                    ------------------    -------------------
Earnings Applicable to Common Stock $  9,683   $13,609    $ 23,869   $ 29,896
                                    ==================    ===================
Average Number of Common
  Shares Outstanding                 17,628     17,558      17,615     17,558

Earnings Per Share of Common Stock     $.55       $.78       $1.36      $1.70


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